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                                                                    EXHIBIT 8.1

                [LETTERHEAD OF SHARTSIS, FRIESE & GINSBURG LLP]

                                 July 1, 1997

Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94536

OnTrak Systems, Inc.
1010 Rincon Circle
San Jose, California 95131

Ladies and Gentlemen:

  You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of Omega Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Lam Research Corporation ("Lam"), a Delaware corporation, with and into OnTrak Systems, Inc. ("OnTrak"), a Delaware corporation. We have acted as counsel for Lam in connection with the Merger, and have examined the Agreement and Plan of Merger dated March 24, 1997, among OnTrak, Merger Sub and Lam (the "Agreement") and the exhibits and attachments thereto. In addition, we have received written representations pertaining to the Merger from OnTrak, Lam and certain shareholders of OnTrak. Our opinions are based on the understanding that the material facts are as described in the Agreement and related documents and that the Merger will be effected in accordance with the Agreement. In rendering our opinions, we have relied on such documents and the foregoing representations without undertaking independently to verify the accuracy and completeness of the matters covered thereby. Capitalized terms used and not otherwise defined herein have the meanings respectively ascribed to such terms in the Agreement.

  Based on the foregoing, it is our opinion that:

  1. The Merger will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1985, as amended (the
     "Code").

  2.For federal income tax purposed, the Merger will have the following consequences:

    a. An OnTrak shareholder receiving only Lam Common Stock in the Merger will not recognize gain or loss in the Merger;

    b. Cash paid to an OnTrak shareholder in lieu of a fractional share of Lam Common Stock will be treated as having been received in payment in exchange for the Lam Common Stock that otherwise would have been received in the Merger, and the OnTrak shareholder will recognize gain or loss equal to the difference between the cash received in lieu of such fractional share and the OnTrak shareholder's basis in the OnTrak Common Stock surrendered therefor;

    c. The aggregate tax basis of the Lam Common Stock received in the Merger by an OnTrak shareholder will be the same as the aggregate tax basis of OnTrak Common Stock surrendered in exchange therefor, increased by the expenses of such shareholder related to the Merger paid by the shareholder, and reduced by an basis allocable to a fractional share of Lam Common Stock for which cash is received;

    d. The holding period of the Lam Common Stock received in the Merger by an OnTrak shareholder will include the period during which such shareholder held the OnTrak Common Stock surrendered in exchange therefor, if the OnTrak Common Stock is held as a capital asset at the time of the Merger, and

    e. None of Lam, Merger Sub or OnTrak will recognize gain or loss solely as a result of the Merger.
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Lam Research Corporation
July 1, 1997
Page 2

  Our opinion is subject to certain assumptions and qualifications and is based on the accuracy and completeness of the representations of the parties in the Agreement, the Affiliates Agreements and in representation letters delivered by OnTrak, the OnTrak shareholders and you. We have also assumed that the Merger will satisfy the "continuity of interest" and "continuity of business enterprise" requirements for reorganization treatment under Code section 368(a). If either of these requirements is not met, the Merger cannot be a tax-free reorganization, and each OnTrak shareholder would recognize gain or loss on the exchange of OnTrak Common Stock for Lam Common Stock.

  For the continuity of interest requirement to be met under existing law, OnTrak shareholders must not, pursuant to a plan or intent existing at or before the Effective Time, dispose of an amount of Lam Common Stock to be received in the Merger (including certain pre-Merger disposition of OnTrak stock) such that they do not retain a meaningful continuing equity ownership in Lam. Generally, so long as OnTrak shareholders do not plan to dispose of a number of shares of Lam Common Stock that would reduce their ownership of Lam Common Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of OnTrak as of the same date, the continuity of interest requirement will be satisfied. Management of Lam and OnTrak have represented to us that there is no such plan or intention that would result in the continuity of interest requirement not being satisfied. In addition, certain major shareholders of OnTrak owning approximately 26.7 percent of the Common Stock of OnTrak as of the date that the Agreement was signed have represented that such shareholders did not have any present plan or intention to engage in a sale, exchange, transfer, distribution, pledge, disposition or any other transaction that would result in a direct or indirect disposition or reduction in risk of ownership of more than 50 percent of the Lam Common Stock that he, she or it may acquire in connection with the Merger. In addition, an OnTrak shareholder owning approximately 5.8 percent of the Common Stock of OnTrak as of the date that the Agreement was signed, and who currently holds approximately 5.2 percent of such stock, has similarly represented that he has no present plan or intention to dispose of more than 50 percent of the Lam Common Stock that he may acquire in connection with the Merger. No representations were sought or received from other major shareholders who owned an aggregate of approximately 13.7 percent of the OnTrak Common Stock on the date that the Agreement was signed. The remaining 53.8 percent of OnTrak Common Stock was held in street name or by shareholders owning less than 1 percent of such stock. While the status of "public" shareholders for continuity of interest purposes is not settled, recent case law suggests that such shareholders are treated as a single large shareholder which does not dispose of its shares, or, at worst, as if the public shareholders disposed of their shares in the same ratio as the major shareholders. Thus, although the representations received from major shareholders do not cover 50 percent of the formerly outstanding common stock of OnTrak, it is our opinion that the continuity of interest requirements will be satisfied if such representations and the representations of management of Lam and OnTrak are correct.

  For the continuity of business enterprise requirement to be met, Lam must, after the Merger, either continue OnTrak's historic business or use a significant portion of OnTrak's historic business assets in a business. Management of Lam has represented to us that following the Merger, Lam will continue OnTrak's historic business or use a significant portion of OnTrak's historic business assets in a business.

  Our opinions are limited to the federal income tax consequences of the Merger and do not address the tax consequences under the laws of any state or local government or any other jurisdiction. Our opinions also do not address special rules that may be applicable to particular shareholders of OnTrak, such as shareholders who acquired their shares on exercise of statutory stock options, shareholders that are dealers or foreign persons, or shareholders that exercise dissenter's rights. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinions specifically set forth above.

 An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. This opinion is rendered in connection with the Agreement. This opinion may
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Lam Research Corporation
July 1, 1997
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not be relied on for any other purpose without our written consent. This opinion is based on the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim any obligation to advise of any developments that occur after the date of this opinion.

  This opinion has been delivered to you for the purpose of satisfying the requirements of section 6.1(e) of the Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,

                                          SHARTSIS, FRIESE & GINSBURG LLP

                                          By:
                                             ----------------------------------
                                             Geoffrey W. Haynes,
                                             Partner